Schedule B

Transactions in Ordinary Shares during the past 60 days

On June 3, 2026, Mr. Geoffrey Stuart Davis was entitled to receive 115,650 Ordinary Shares upon vesting of restricted shares previously granted under the Issuer's share incentive program, of which 55,512 Ordinary Shares were withheld by the Issuer from delivery to Mr. Davis at a price of $1.93 per Ordinary Share to cover taxes incident to such vesting.